UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AmREIT, Inc.
(Name of Subject Company)

AmREIT, Inc.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

H. Kerr Taylor Chairman and Chief Executive Officer 8 Greenway Plaza, Suite 1000 Houston, Texas 77046 (713) 850-1400
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

COPY TO: John A. Good, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103 (901) 543-5901

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 to Schedule 14D–9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9 (the “Statement”) originally filed by AmREIT, Inc. with the Securities and Exchange Commission on December 13, 2010. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(2)(ii)  Letter to the Stockholders of AmREIT, Inc. dated January 13, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AmREIT, Inc.

By:	/s/ H. Kerr Taylor
H. Kerr Taylor Chief Executive Officer and Chairman of the Board of Directors

Date:	January 13, 2011